Exhibit 3.49

RESTATED OPERATING AGREEMENT

OF

PHOENIX MANAGEMENT COMPANY, LLC

THIS RESTATED OPERATING AGREEMENT, executed May 4, 2012 and effective as of November 14, 2006 (“Agreement”), is made by Michigan Radiation Therapy Management Services, Inc. (“Member”) as follows:

1.                                       Formation; Name; Purpose.    Phoenix Management Company, LLC (“Company”), was formed on January 11, 1999 under the name Bagne Management Services Co., L.L.C, pursuant to the provisions of the Michigan Limited Liability Company Act (as amended from time to time, “Act”) by the signing and filing of the Company’s articles of organization (as amended from time to time, “Articles”) with the Director of the Michigan Department of Licensing and Regulatory Affairs (“Department”). The Company amended the Articles on January 27, 1999 and changed its name to Phoenix Management Company, LLC. The name and purpose of the Company is as stated in the Articles, as amended. The Member became the sole member and owner of the Company on November 14, 2006. This Restated Operating Agreement replaces the Operating Agreement dated February 13, 2003 and effective as of January 1, 2001 and any other prior Operating Agreements of the Company.

2.                                       Offices.    The principal office and any additional office of the Company shall be at any place or places inside or outside Michigan as the Member may designate from time to time, The initial registered office of the Company and the Company’s resident agent are as stated in the Articles, and may be changed pursuant to the Act.

3.                                       Member.    The Company is a limited liability company with one member. The address of the Member is set forth on the last page of this Agreement.

4.                                       Management of Company.    The Member shall have the right to manage the business of the Company, and shall have all powers necessary or advisable to carry out the business of the Company. The Member may appoint, employ, or otherwise contract with any persons for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Member may delegate to any person (who may be designated an officer of the Company) any authority to act on behalf of the Company as the Member may from time to time deem appropriate.

5.                                       Capital Contributions; Accounting.

(a)                                  The Member’s capital is as set forth in the books and records of the Company. The Member shall have no obligation to make any further capital contributions to the Company. The Member shall not be paid interest on any capital contribution.

(b)                                 The operations of the Company shall be treated for federal tax purposes as the operations of the Member.

(c)                                  The fiscal year of the Company shall be the fiscal year of the Member.  The books and records of the Company shall be maintained in accordance with good accounting practices.

(d)                                 Real and personal property owned by the Company shall be held and conveyed in the Company’s name. Funds of the Company shall be deposited in the name of the Company with the financial institutions and in the accounts determined by the Member, subject to authorized signatures that the Member may determine.

6.                                       Assignments of Interest in the Company.    The Member may sell, assign, pledge, or otherwise transfer or encumber (collectively, “transfer”) all, but not less than all, of the Member’s interest in the Company. The Member may transfer a portion of the Member’s interest in the Company, but only if all of the resulting members enter into a multiple member operating agreement that provides for voting rights, allocations of profit and loss, timing of distributions, designation of a tax matters partner, and other matters customarily addressed in a multiple member limited liability company operating agreement. Any transfer of a portion of the Member’s interest without entering into a multiple member operating agreement shall be void.

7.                                  Withdrawal and Dissolution.

(a)                                  The Member shall have the right to withdraw from the Company upon any terms and conditions agreed to between the Member and the Company.

(b)                                 The Company shall be dissolved and the Company’s affairs wound up upon the first of the following to occur:

(i)                              Automatically, at the time, if any, specified in the Articles;

(ii)                           Upon the happening of an event specified in the Articles or this Agreement;

(iii)                        By the withdrawal of the Member in accordance with the terms and conditions agreed to by the Member and the Company; or

(iv)                       Automatically, upon the entry of a decree of judicial dissolution.

Upon the dissolution and commencement of winding up of the Company under subparagraphs (ii) or (iii) above, a certificate of dissolution shall be signed as provided in the Act and filed with the Department by the Member or an authorized agent.

(c)                                  Upon the winding up of the Company, the assets shall be distributed as provided in the Act.

8.                                       Additional Members.    The Company may admit one or more additional members upon any terms and conditions, and for any capital contributions, as may be determined by the Company and the Member. No additional members may be admitted unless all of the resulting members enter into a multiple member operating agreement as required by this Agreement. Any admission of an additional member without these actions shall be void.

9.                                       Distributions.    Distributions of cash or other assets of the Company shall be made at any times and in any amounts as the Member may determine; provided, however, that a distribution shall not be made if the Company would not be able to pay the Company’s debts as they become due in the usual course of business, or the Company’s total assets would be less than the sum of the Company’s total liabilities, except as permitted by the Act.

10.                                 Limitation on Liability.    The Member is not liable for the acts, debts, or obligations of the Company.

11.                                 Indemnification.    The monetary liability of the Member for breach of any duty established under Section 404 of the Act is limited to the fullest extent permitted by the Act. The Company shall indemnify and hold harmless the Member from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions or alleged acts or omissions of the Member, including judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which the Member is a party or threatened to be made a party because the person or entity is or was a member to the fullest extent permitted by law or contract and not subject to any restriction by this Agreement.

12.                                 Amendment.    This Agreement may be amended only in writing signed by the Member specifically stating that this Agreement is amended.

The Member has signed this Operating Agreement as of the date stated at the beginning of this document.

MICHIGAN RADIATION THERAPY MANAGEMENT SERVICES, INC.

“Member”

By	/s/ Bryan Carey
Bryan Carey, Vice President

Member’s Address:

2270 Colonial Boulevard, Fort Myers, Florida 33907